                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                  SCHEDULE 13D
                                 (RULE 13d-101)



             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
     TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)



                           EXCHANGE APPLICATIONS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                         COMMON STOCK, $.001 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                     300867
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                              BOSTON PIPES, LLC
                                2373 BROADWAY
                           NEW YORK, NEW YORK 10024
                                (212) 633.1882
                            ATTN: JACOB GOLDFIELD
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                               SEPTEMBER 10, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /

                                  SCHEDULE 13D
CUSIP NO. 300867                                              PAGE 2 OF 10 PAGES



--------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSONS

       BOSTON PIPES, LLC

       (S.S. or I.R.S. Identification No. not applicable)
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) /X/
                                                                     (b) / /
--------------------------------------------------------------------------------
  3    SEC USE ONLY

--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS
       WC
--------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(d) OR 2(e)           / /

--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION
       STATE OF DELAWARE

--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER

                        NONE
    NUMBER OF    ---------------------------------------------------------------
     SHARES        8    SHARED VOTING POWER
  BENEFICIALLY          24,033,931 SHARES OF COMMON STOCK
    OWNED BY     ---------------------------------------------------------------
      EACH         9    SOLE DISPOSITIVE POWER
   REPORTING
  PERSON WITH           NONE
                 ---------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        24,033,931 SHARES OF COMMON STOCK
--------------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       24,033,931 SHARES OF COMMON STOCK
--------------------------------------------------------------------------------
 12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

--------------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       41.4%
--------------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON
       OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP NO. 300867                                              PAGE 3 OF 10 PAGES



--------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSONS

       JACOB GOLDFIELD

       (S.S. or I.R.S. Identification No. not applicable)
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) /X/
                                                                     (b) / /
--------------------------------------------------------------------------------
  3    SEC USE ONLY

--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS
       AF
--------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(d) OR 2(e)           / /

--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       UNITED STATES CITIZEN
--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER

                        NONE
    NUMBER OF    ---------------------------------------------------------------
     SHARES        8    SHARED VOTING POWER
  BENEFICIALLY          24,033,931 SHARES OF COMMON STOCK
    OWNED BY     ---------------------------------------------------------------
      EACH         9    SOLE DISPOSITIVE POWER
   REPORTING
  PERSON WITH           NONE
                 ---------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        24,033,931 SHARES OF COMMON STOCK
--------------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       24,033,931 SHARES OF COMMON STOCK
--------------------------------------------------------------------------------
 12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

--------------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       41.4%
--------------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON
       IN
--------------------------------------------------------------------------------

                                                              PAGE 4 OF 10 PAGES


ITEM 1.  SECURITY AND ISSUER.

         The class of equity securities to which this statement relates is common stock, par value $.001 per share (the "Common Stock"), of Exchange Applications, Inc., a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 89 South Street, Boston, Massachusetts 02111.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a), (b) and (c). This statement on Schedule 13D is being filed by Boston Pipes, LLC, a Delaware limited liability company ("Boston Pipes") and Jacob Goldfield (''Mr. Goldfield''). The principal business of Boston Pipes is to act as a holding company for investment purposes. The executive office of Boston Pipes is located at 2373 Broadway, Suite 1208, New York, New York 10024. The managing member of Boston Pipes is Mr. Goldfield. The principal occupation or employment of Mr. Goldfield is investments. The business address of Mr. Goldfield is 2373 Broadway, Suite 1208, New York, New York 10024.

         (d). During the past five years, neither Boston Pipes nor Mr. Goldfield has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e). During the past five years, neither Boston Pipes nor Mr.
Goldfield has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

         (f).  Mr. Goldfield is a citizen of the United States of America.

                                                              PAGE 5 OF 10 PAGES


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         PURCHASE OF CAPITAL STOCK

         As of August 29, 2001, the Issuer and its wholly-owned subsidiary, eXstatic Software, Inc., a Washington corporation ("eXstatic"), jointly issued to Boston Pipes (i) a 12% Senior Secured Subordinated Convertible Debenture in a principal amount equal to $5.0 million (the "Note Debenture") and (ii) a warrant to purchase up to 7,854,226 shares of Common Stock (the "Warrant"). Copies of the Note Debenture and a form of the Warrant are filed as Exhibits 1 and 2 hereto, respectively, and are incorporated by reference into this Item 3. In consideration for the Note Debenture and the Warrant, as of August 29, 2001, Boston Pipes paid the Issuer $5.0 million in cash. The transaction is described in more depth in the Securities Purchase Agreement, dated as of August 29, 2001, among Boston Pipes, the Issuer, eXstatic and the other parties thereto (the "Purchase Agreement"), a copy of which is filed as Exhibit 3 hereto and is incorporated by reference into this Item 3. Each of the Issuer and eXstatic granted a security interest in all of the assets and properties of the Issuer and eXstatic, respectively, as security for the payment or performance in full of the obligations of each of the Issuer and eXstatic under the Note Debenture. The security interest is described in more depth in the Security Agreement, dated August 29, 2001, among Boston Pipes, the Issuer, eXstatic and the other parties hereto (the "Security Agreement"), a copy of which is filed as Exhibit 4 hereto and is incorporated by reference into this Item 3. Each of the parties to the Security Agreement, together with Insight Venture Partners IV (Collateral Agent), LLC, a Delaware limited liability company ("Insight IV Collateral Agent"), have entered into a Collateral Agency and Intercreditor Agreement, dated as of August 29, 2001 (the "Collateral Agreement"), whereby each such party has agreed to appoint Insight IV Collateral Agent as collateral agent under the Security Agreement, to hold the Collateral (as such term is defined in the Collateral Agreement) and to exercise certain rights, powers and remedies for the benefit of each of the parties thereto. A copy of the Collateral Agreement is filed as Exhibit 5 hereto and is incorporated by reference into this Item 3.

         Pursuant to the terms of the Purchase Agreement, in addition to the issuance by the Issuer and eXstatic of the Note Debenture and the Warrant to Boston Pipes, the Issuer and eXstatic jointly issued to other investors (the "Additional Purchasers"), each as identified in the Purchase Agreement, (i) additional 12% Senior Secured Subordinated Convertible Debentures, in an aggregate principal amount equal to $10,500,000 and (ii) additional warrants to purchase up to 16,493,872 shares of Common Stock. Boston Pipes and the Additional Purchasers have not acted together for the purpose of acquiring, holding, voting or disposing of the equity securities purchased by Boston Pipes and the Additional Purchasers pursuant to the Purchase Agreement or otherwise. Boston Pipes disclaims that it is a member of a group with any other persons (other than Mr. Goldfield) either for purposes of this Schedule 13D or for any other purpose related to its beneficial ownership of the Issuer's equity securities.

                                                              PAGE 6 OF 10 PAGES


         Interest on the Note Debenture accrues daily and compounds quarterly at a rate equal to (i) 12% per annum from August 29, 2001 to and including August 28, 2003 and (ii) 15% per annum from August 29, 2003 to January 10, 2005 or such earlier date upon which all obligations under the Note Debenture have been paid in full. Upon the occurrence of an Event of Default (as such term is defined in the Note Debenture), the Issuer shall pay interest on the outstanding principal amount of the Note Debenture at the rates of interest set forth in clauses (i) and (ii) above plus 2% from the date that such Event of Default has occurred and is continuing until the date such Event of Default is cured, waived in writing or otherwise satisfied by the Issuer in full. The rates of interest set forth in clauses (i) and (ii) above shall be increased to 20% or to the maximum rate allowed under applicable law if raising such rates to 20% would violate any law (which increase shall be retroactive to August 29, 2001) if either: (a) the Issuer's stockholders fail to approve an amendment to the Issuer's Certificate of Incorporation increasing the authorized number of shares of Common Stock to at least 225,000,000 (as the same may be adjusted for any stock split, reverse split, combination, recapitalization or similar event after the date hereof) (or the Issuer otherwise has sufficient authorized and unissued shares to enable the Issuer to issue Common Stock upon the conversion or exercise, as the case may be, of all of the Transaction Securities (as such term is defined in the Purchase Agreement) outstanding at such time)) on or before December 15, 2001, or (b) the Issuer has failed to comply with all of the requirements as set forth in the letter from the NASDAQ dated August 23, 2001 (referenced in the Purchase Agreement), on or before September 10, 2001. Interest is payable, at the Issuer's and eXstatic's option, in either cash or additional 12% Senior Secured Subordinated Convertible Debentures (with terms identical to those of the Note Debenture).

         Subject to certain restrictions, Boston Pipes may convert at any time the Note Debenture, and any accrued and unpaid interest thereon, into the number of shares of Common Stock equal to the quotient obtained by dividing (1) the sum of (x) the product of (A) the principal amount of the Note Debenture and (B) 103% plus (y) any accrued and unpaid interest thereon as of such conversion date by (2) $.3183, as such price may be adjusted from time to time.

         The Warrant may be exercised, in whole or in part, by Boston Pipes at any time or from time to time prior to August 29, 2011; provided, however, that the Warrant may not be exercised by Boston Pipes until such time as the Issuer shall have increased the authorized number of shares of Common Stock to at least 225,000,000. The exercise price at any time for each share of Common Stock subject to the Warrant is $.3183, as such price may be adjusted from time to time.

                                                              PAGE 7 OF 10 PAGES


         In connection with the terms of the Purchase Agreement, Boston Pipes became a party to a Fifth Amended and Restated Registration Rights Agreement, dated as of August 29, 2001, among Boston Pipes, the Issuer and the other parties thereto (the "Fifth Amended and Restated Registration Rights Agreement"). A copy of the Fifth Amended and Restated Registration Rights Agreement is filed as Exhibit 6 hereto, and is incorporated by reference to this
Item 3. The Purchase Agreement and the Fifth Amended and Restated Registration Rights Agreement granted to Boston Pipes certain rights, including, without limitation, the right to designate, along with certain other investors, up to two members of the Issuer's Board of Directors, the right to designate one non-voting observer entitled to attend meetings of the Issuer's Board of Directors (based on the $5.0 million principal amount of the Note Debenture), the right to subscribe for a proportional share of certain future equity issuances by the Issuer, the right to receive periodic financial reports from the Issuer and its subsidiaries and notice of material events affecting the Issuer's business or financial condition, and the right under certain circumstances to cause the Issuer to register Boston Pipes' equity securities, as well as the right to include Boston Pipes' equity securities in any registration of equity securities in any public offering, and the Issuer has agreed to pay all costs associated with any such registration.

         From and after August 29, 2001, the parties to the Purchase Agreement worked to finalize the terms of the documentation relating to the transactions set forth therein. Such documentation was finalized on September 10, 2001.

         SOURCE OF FUNDS

         The funds provided by Boston Pipes for the acquisition of the Issuer's securities were obtained from Boston Pipes' contributed capital.

ITEM 4.  PURPOSE OF TRANSACTION.

         Except as identified above, the acquisition of the Issuer's securities has been made by Boston Pipes (and Mr. Goldfield) for investment purposes. Although neither Boston Pipes nor Mr. Goldfield has any present intention to do so, either or both may make additional purchases of other securities of the Issuer either in the open market or in privately negotiated transactions, including transactions with the Issuer, depending on an evaluation of the Issuer's business prospects and financial condition, the market for securities, other available investment opportunities, money and stock market conditions and other future developments.

         Depending on these factors, Boston Pipes may decide at any time to sell all or part of its holdings of the Issuer's securities in one or more public or private transactions.

         Except as set forth in this Schedule 13D, neither Boston Pipes nor Mr. Goldfield has any present plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

                                                             PAGE 8 OF 10 PAGES

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a). The following describes the number of shares of Common Stock issuable to Boston Pipes as of August 29, 2001 upon exercise or conversion of derivative securities and the percent of outstanding Common Stock owned by Boston Pipes. All percentages are based on 34,053,087 shares of Common Stock issued and outstanding on August 29, 2001, as represented by the Issuer in the Purchase Agreement.

              Note Debenture    Warrant       Total           Percent Ownership
              --------------    -------       -----           -----------------
              16,179,705        7,854,225     24,033,931            41.4%

         (b). Boston Pipes and Mr. Goldfield have the power to vote and to dispose of shares of Common Stock as follows:

              (i)    Sole power to vote or to direct the vote:  -0-
              (ii)   Shared power to vote or to direct the vote:  -24,033,931
              (iii)  Sole power to dispose or to direct the disposition of:
                     -0-
              (iv)   Shared power to dispose or to direct the disposition of:
                     -24,033,931

              Other than through his ownership and control of Boston Pipes, Mr. Goldfield does not beneficially own, either directly or indirectly, any shares of Common Stock.

         (c). Except as otherwise described herein or in any Exhibit filed herewith, neither Boston Pipes nor Mr. Goldfield has effected any transaction in shares of the Common Stock (or in Common Stock equivalents) during the past 60 days.

         (d). Except as otherwise described herein, no person other than Boston Pipes nor Mr. Goldfield has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the shares of Common Stock deemed to be beneficially owned by Boston Pipes and Mr. Goldfield.

         (e). Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Reference is made to the information disclosed under Item 3 of this
Schedule 13D and is incorporated by reference in response to this Item 6.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1 12% Senior Secured Subordinated Convertible Debenture in the principal amount of $5,000,000, issued by the Issuer and eXstatic to Boston Pipes as of August 29, 2001.

                                                              PAGE 9 OF 10 PAGES

Exhibit 2 Form of Warrant to purchase Common Stock of the Issuer, issued by the Issuer to Boston Pipes as of August 29, 2001.

Exhibit 3 Securities Purchase Agreement among Boston Pipes, the Issuer, eXstatic and the other parties thereto, dated as of August 29, 2001.

Exhibit 4 Security Agreement among Boston Pipes, eXstatic, the Issuer and the other parties thereto, dated as of August 29, 2001.

Exhibit 5 Collateral Agency and Intercreditor Agreement, among the Issuer, eXstatic, Boston Pipes and the other parties thereto, dated as of August 29, 2001.

Exhibit 6 Fifth Amended and Restated Registration Rights Agreement among Boston Pipes and the other parties thereto, dated as of August 29, 2001.

Exhibit 7     Filing Agreement between Boston Pipes and Jacob Goldfield.

                                    SIGNATURE


        After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: September 17, 2001              BOSTON PIPES, LLC

                                       By: /s/ Jacob Goldfield
                                           -----------------------------
                                           Jacob Goldfield
                                           Managing Member


                                           /s/ Jacob Goldfield
                                           -----------------------------
                                           Jacob Goldfield